                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 1)


                   Under the Securities Exchange Act of 1934


                          Edison Brothers Stores, Inc.
                          ----------------------------
                                (Name of Issuer)



                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   280875105
                     -------------------------------------
                     (CUSIP Number of Class of Securities)


                            Michael D. Donahue, Esq.
                              Asher M. Leids, Esq.
                               Donahue & Mesereau
                            1900 Avenue of the Stars
                                   Suite 2700
                         Los Angeles, California  90067
                                 (310) 277-1441
         -----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                 March 13, 1996
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following                                     / /

Check the following box if a fee is being paid with this Statement:         / /


                              Page 1 of 10 Pages

                     The Exhibit Index appears on page 8.

_________________________________________________________________

CUSIP No. 280875105
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Georges Marciano
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                                   Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                1,510,700
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                1,510,700
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                           1,510,700
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                           6.8%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                           IN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 2 of 10 Pages

_________________________________________________________________

CUSIP No. 280875105
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Georges Marciano Trust
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                                   Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                          California
_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                1,510,700
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                1,510,700
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                           1,510,700
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                           6.8%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                           OO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 3 of 10 Pages

                 This Amendment No. 1 (the "Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Schedule 13D"), dated January 16, 1996 relating to the Common Stock, $1.00 par value per share (the "Common Stock" or the "Shares"), issued by Edison Brothers Stores, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                 Unless otherwise indicated, each capitalized term used but not otherwise defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

                 The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended and supplemented as follows:

                 The Reporting Persons hold Shares for purposes of investment. Subject to applicable legal and contractual requirements, and depending upon their evaluations of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Persons, may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Persons exercise voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

                 Mr. Marciano is the Chairman of the Board of Directors and a majority shareholder of Yes Clothing Co. ("Yes"). Yes has sold merchandise to the Company in the past and intends to continue to sell merchandise to the Company in the future.

                 Subject to the foregoing, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

                 (a) The Trust sold 300,000 Shares held by it from February 21, 1996 through March 13, 1996.

                          Georges Marciano is the sole trustee of the Trust and
consequently may be deemed to beneficially own the 1,510,700 Shares held directly by the Trust, representing approximately 6.8% of the Shares outstanding.





                               Page 4 of 10 Pages

                          The Trust is the direct beneficial owner of 1,510,700
Shares representing approximately 6.8% of the Shares outstanding.

                          The Reporting Persons, in the aggregate, beneficially
own 1,510,700 Shares, representing approximately 6.8% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the Company's Form 10-Q for the Quarter Ended October 28, 1995 so that the Reporting Person's information is that the total Shares issued and outstanding as of October 28, 1995 was 22,087,490 Shares.

                 (b) Georges Marciano has sole voting and dispositive power with respect to the 1,510,700 Shares directly owned by the Trust.

                          The Trust has sole voting and dispositive power with
respect to the 1,510,700 Shares directly owned by it.

                 (c) Except as set forth on Exhibit 4, no transactions in Shares were effected since January 16, 1996 by the Reporting Persons.

                 (d)      Not Applicable.

                 (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 3 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d- 1(f)(1)(iii).

         Exhibit 4        Transactions of Reporting Persons since January 16,
                          1996.





                               Page 5 of 10 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 1996



                                                   GEORGES MARCIANO



                                                   /s/ Georges Marciano
                                                   -------------------------
                                                   Georges Marciano





                               Page 6 of 10 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 1996



                                    GEORGES MARCIANO TRUST



                                    By:      /s/ Georges Marciano
                                             -------------------------
                                             Name:  Georges Marciano
                                             Title: Georges Marciano,
                                                    Trustee





                               Page 7 of 10 Pages

                                 EXHIBIT INDEX



Exhibit
Number                            Title                             Page
------                            -----                            ----
   3             Joint Filing Agreement among the Reporting          9
                 Persons pursuant to Rule 13d-1(f)(i)(iii).

   4             Transactions of Reporting Persons since            10
                 January 16, 1996





                               Page 8 of 10 Pages

                                                                       EXHIBIT 3



                             JOINT FILING AGREEMENT



                 Agreement among Georges Marciano and the Georges Marciano Trust, whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Edison Brothers Stores, Inc. and further agrees that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13D-1(f)(2)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                 In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 14th day of March, 1996.



                                          /s/  Georges Marciano
                                          -----------------------------------
                                          Georges Marciano

                                          THE GEORGES MARCIANO TRUST



                                          /s/  Georges Marciano
                                          -----------------------------------
                                          Name:  Georges Marciano
                                          Title: Trustee





                               Page 9 of 10 Pages

                                                                       EXHIBIT 4


         The following table sets forth information with respect to each transaction in the Shares by the Reporting Persons since January 16, 1996. All transactions were effected in the open market on a national securities exchange through a broker and reflects the trade date of each such transaction.


                         Transactions in Shares by the
                             Georges Marciano Trust

                                        Number of Shares
                 Date                   Purchased/(Sold)                                  Price Per Share*
               --------                -----------------                                  ---------------
               02/21/96                    (50,000)                                           $1.250

               03/12/96                    (50,000)                                           $1.375

               03/13/96                   (200,000)                                           $1.375





-----------------
* Excludes brokerage commissions and fees of approximately $.01 per Share.

                              Page 10 of 10 Pages